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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               800-JR CIGAR, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   282491 10 9
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                                 (CUSIP Number)

                         SAMUEL B. FORTENBAUGH III, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                                 (212) 309-6000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 AUGUST 25, 2000
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

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CUSIP No. 282491 10 9
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  1.     NAMES OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         SAMUEL BORNSTEIN, AS TRUSTEE OF THE
         LEWIS IRVING ROTHMAN 1998 TRUST #1 U/A/D NOVEMBER 10, 1998
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  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]
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  3.     SEC USE ONLY

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  4.     CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
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--------------------- ------- --------------------------------------------------

  NUMBER OF             5.    SOLE VOTING POWER                 2,000,000
   SHARES             ------- --------------------------------------------------
BENEFICIALLY          ------- --------------------------------------------------
  OWNED BY              6.    SHARED VOTING POWER               0
   EACH               ------- --------------------------------------------------
 REPORTING            ------- --------------------------------------------------
PERSON WITH             7.    SOLE DISPOSITIVE POWER            2,000,000
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER          0
                      ------- --------------------------------------------------
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  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,000,000
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  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                                                CERTAIN SHARES*[ ]
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  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  16.9%
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  12.    TYPE OF REPORTING PERSON*

              IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                        STATEMENT PURSUANT TO RULE 13d-1
                      OF THE GENERAL RULES AND REGULATIONS
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock ("COMMON STOCK"), $0.01 par value per share, of 800-JR CIGAR, Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 301 Route 10 East, Whippany, New Jersey 07981.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed on behalf of Samuel Bornstein, as trustee of the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998 (the "1998 TRUST"). The address of Mr. Bornstein is East Lake Road, Tuxedo, New York 10987. Mr. Bornstein is a United States citizen serving as trustee for a trust established under the laws of the State of New Jersey.

         During the past five (5) years, neither Mr. Bornstein nor the 1998 Trust has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In November 1998, Lewis I. Rothman sold 1,000,000 shares of
Common Stock to the 1998 Trust for a total purchase price of $12,402,500 payable in accordance with the terms and conditions of a Stock Purchase Agreement, dated as of November 10, 1998, attached hereto as EXHIBIT 1 and incorporated herein by reference (the "NOVEMBER 1998 STOCK PURCHASE AGREEMENT"). In March 1999, LaVonda M. Rothman sold 1,000,000 shares of Common Stock to the 1998 Trust for a total purchase price of $7,175,000 payable in accordance with the terms and conditions of a Stock Purchase Agreement, dated as of March 11, 1999, attached hereto as EXHIBIT 2 and incorporated herein by reference (the "MARCH 1999 STOCK PURCHASE AGREEMENT").

         The 1998 Trust intends to make the purchases described in Item 4 below by using the proceeds of a bank loan in an amount up to $55 million (the "BRIDGE LOAN") from a group of three lenders comprised of The Chase Manhattan Bank ("CHASE"), Fleet Bank, N.A. ("FLEET") and European American Bank
("EAB"). Chase will serve as administrative agent and Fleet will serve as documentation agent in connection with the Bridge Loan. The terms and conditions of the Bridge Loan are set forth in that certain Credit Agreement, dated as of August 28, 2000 (the "CREDIT AGREEMENT"), by and among L&LR, Inc. (the "PARENT") and JRC Acquisition Corp. (the "PURCHASER"), as co-borrowers, Chase, Fleet and

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EAB, a copy of which is attached hereto as EXHIBIT 3 and incorporated herein by reference.

         The information set forth in the "THE OFFER, Section 8 -- Certain Information Concerning the Company," "THE OFFER, Section 9 -- Certain Information Concerning Parent Stockholders, Parent and Purchaser," "THE OFFER, Section 10 -- Source and Amount of Funds," and "THE OFFER, Section 14 -- Fees and Expenses" of the Offer to Purchase, dated August 29, 2000, attached hereto as EXHIBIT 4 (the "OFFER TO PURCHASE"), is incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

         The 1998 Trust acquired its shares of Common Stock of the Company in November 1998 and March 1999 from Lewis I. Rothman and LaVonda M. Rothman (collectively, the "ROTHMANS")for estate tax planning purposes.

         On June 5, 2000, the Rothmans submitted a proposal (the "PROPOSED TRANSACTION") to the Board of Directors of the Company to acquire all of the outstanding shares of Common Stock not presently owned by the Rothmans and the 1998 Trust (the "MINORITY INTEREST") at a price of $12.00 per share. On July 21, 2000, the Rothmans formed the Purchaser and the Parent in the State of Delaware for the purpose of consummating the Proposed Transaction.

         From August 7 through August 28, 2000, the Purchaser negotiated the terms and conditions of the Proposed Transaction, including the offer price, with a special committee of the Board of Directors of the Company consisting of the three independent directors of the Company (the "SPECIAL COMMITTEE"), which was formed for the purpose of evaluating the proposal, and the Special Committee's financial and legal advisors. As a result of these negotiations, the Purchaser increased its proposed offer price to $13.00 per share. On August 25, 2000, the 1998 Trust subscribed to purchase 2,000,000 shares of the Purchaser for a total purchase price of $200.

         At a meeting on August 28, 2000, the Board of Directors of the Company unanimously approved the terms and conditions of a tender offer by the Purchaser (the "TENDER OFFER") to acquire the Minority Interest at an increased price per share of $13.00 as set forth in the Offer to Purchase, and the terms and conditions of a second-step merger of the Purchaser with and into the Company, with the Company as the surviving corporation (the "MERGER"), as set forth in the Agreement and Plan of Merger, dated as of August 28, 2000, by and among the Parent, the Purchaser, the Rothmans and the 1998 Trust (for purposes of Section 6.10 thereof only), and the Company, a copy of which is attached hereto as EXHIBIT 5 and incorporated herein by reference (the "MERGER AGREEMENT").

         Upon successful consummation of the Tender Offer and the Merger, the shares of Common Stock of the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and such shares of Common Stock will cease to be quoted on the Nasdaq National Market.

         The information set forth in the "INTRODUCTION," "SPECIAL FACTORS,
Section 6 -- Purpose and Structure of the Offer and the Merger" and "SPECIAL FACTORS, Section 5 -- Plans for the Company,"

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"THE OFFER, Section 1 -- Terms of the Offer," and "THE OFFER, Section 7 --
Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

         Except as set forth in this Item 4, neither Mr. Bornstein nor the 1998 Trust has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Items 5-11 of the cover sheet filed herewith is incorporated by reference in response to this Item.

          (a) Based on the Quarterly Report on Form 10-Q of the Company for the period ended June 30, 2000, as of August 4, 2000, there were 11,862,299 shares of Common Stock outstanding. Mr. Bornstein, as trustee for the 1998 Trust, may be deemed to beneficially own 2,000,000 shares of Common Stock held by the 1998 Trust. These shares represent approximately 16.9% of the Common Stock outstanding as of August 4, 2000.

          (b)  Number of shares as to which person filing statement has:

               (i) Sole power to vote or to direct the vote: 2,000,000 shares of Common Stock.

               (ii) Shared power to vote or to direct the vote: 0 shares of
                    Common Stock.

               (iii) Sole power to dispose or to direct the disposition of:
                     2,000,000 shares of Common Stock.

               (iv) Shared power to dispose or to direct the disposition of: 0 shares of Common Stock.

          (c)  None.

          (d)  None.

          (e)  Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         With the exception of the November 1998 Stock Purchase Agreement, the March 1999 Stock Purchase Agreement and the Merger Agreement,

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Mr. Bornstein and the 1998 Trust are not parties to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Stock Purchase Agreement, dated as of November 10, 1998, by and among Lewis I. Rothman and the 1998 Trust.

         Exhibit 2 Stock Purchase Agreement, dated as of March 11, 1999, by and among LaVonda M. Rothman and the 1998 Trust.

         Exhibit 3 Credit Agreement, dated as of August 28, 2000, by and among Parent and Purchaser, as co-borrowers, the lenders signatory thereto and Chase, as administrative agent (incorporated by reference to Exhibit (b)(1) of the Tender Offer Statement on Schedule TO filed by
                     JRC Acquisition Corp. with the Securities and Exchange Commission on August 29, 2000).

         Exhibit 4   Offer to Purchase, dated August 29, 2000
                     (incorporated by reference to Exhibit (a)(1)(i) of the Tender Offer Statement on Schedule TO filed by JRC Acquisition Corp. with the Securities and Exchange Commission on August 29, 2000).

         Exhibit 5 Agreement and Plan of Merger, dated as of August 28, 2000, by and among Parent, Purchaser, the Rothmans (for purposes of Section 6.10 thereof only), the 1998 Trust (for purposes of Section 6.10 thereof only) and the Company (incorporated by reference to Exhibit (d)(1) of the Tender Offer Statement on Schedule TO filed by
                     JRC Acquisition Corp. with the Securities and Exchange Commission on August 29, 2000).



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 2000                 By:   /s/ SAMUEL BORNSTEIN
                                             --------------------------
                                             Samuel Bornstein, as Trustee
                                             of the Lewis Irving Rothman 1998
                                             Trust #1 u/a/d November 10, 1998